FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending July 25, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 25, 2003                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                                Share Repurchase

GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 19 May 2003, it purchased for cancellation 1,200,000 of its ordinary shares on 24 July 2003 at a price of 1225.59p per share.


END

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

24 July 2003                Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 2,804 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.

24 July 2003                Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GSK  Trust,  sold  4,241  Ordinary  Shares  in  the
                            Company  on  behalf of a  participant  in the Glaxo
                            Wellcome 1999 Long Term Incentive Plan at a price of(pound)12.15 per Ordinary share.

24 July 2003                Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GSK  Trust,  sold  1,361  Ordinary  Shares  in  the
                            Company  on  behalf of a  participant  in the Glaxo
                            Wellcome 1999 Long Term Incentive Plan at a price of(pound)12.16 per Ordinary share.

24 July 2003                Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GSK Trust, sold 432 Ordinary Shares in the Company on behalf of a participant in the SmithKline
                            Beecham  Mid  Term  Incentive  Plan at a  price  of
                            (pound)12.22612 per Ordinary share.

The Company was advised of these transactions on 25 July 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

25 July 2003

                              Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 25 July 2003, that as a result of movement in the fund on the 24 July 2003, the number of Ordinary Share ADRs held by the fund had increased from 18,854,830 to 18,892,634 at an average price of $39.56.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

25 July 2003